December 19, 2006

Mail Stop 4561

Mr. Stephen Brock
Chief Executive Officer
Public Company Management Corporation
5770 El Camino Road
Las Vegas, NV 89118

**Re: Public Company Management Corporation
        Form 10-KSB for the year ended September 30, 2005
        Filed December 29, 2005
        File No. 0-50098**

Dear Mr. Brock:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                            Sincerely,

                                            Steven Jacobs
                                            Accounting Branch Chief